                                               Filed by The Seagram Company Ltd.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                       Subject Company: The Seagram Company Ltd.
                                                      Commission file No. 1-2275

                                                                             and

                                                Subject Company: Canal Plus S.A.
                                                     Commission File No. 82-2270

                                                             Date: July 10, 2000

This filing contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this filing address the following subjects: expected date of closing the merger; future financial and operating results; and timing and benefits of the merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that the Vivendi, Canal+ and Seagram businesses will not be integrated successfully; costs related to the merger; failure of the Vivendi, Canal+ or Seagram's stockholders to approve the merger; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers.

     Investors and security holders are urged to read the joint proxy statement/prospectus regarding the proposed strategic business combination referenced in the foregoing information, when it becomes available, because it will contain important information. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Vivendi, Canal+ and Seagram. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Vivendi, Canal+ and Seagram with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Seagram. Information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint press release relating to the transaction filed with the Commission by each of Vivendi and Seagram on June 20, 2000.

                            * * * * * * * * * * * *

           THE FOLLOWING IS A TRANSCRIPT PREPARED WITH RESPECT TO THE

                      VIVENDI UNIVERSAL TOWN HALL MEETING

                             HELD ON JULY 10, 2000




                                    SECTION 1





  SPEAKERS:

  EDGAR BRONFMAN, JR.
  JEAN MARIE MESSIER
  PIERRE LESCURE
  RON MEYER
  DOUG MORRIS
  JOHN BORGIA
  LESTER YANO
  OUIDA ROBINSON
  BONITA CHAN
  KIRK TRUTNER
  KEVIN CAMPBELL
  ERIC LICOYS
  PHILLIPE GERMOND



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
         MR. BRONFMAN: Good morning, Madames and Messieurs, bon jour. Okay. That's another place. How are you this morning? I want to welcome everyone who is here. I want to welcome everyone who is watching and listening somewhere else around the United States or even outside of the U.S.

         Let me first try to give you just a brief outline of how the program will hopefully proceed and then I will have a few remarks as well. You're going to hear from me. Then you will hear from Mr. Messier and Pierre Lescure. Then Doug and Ron will join us. We're going to take your questions from a panel of employees who have gotten their questions through Vox, Pathways and others and are part of those who are attending this meeting.

         We then want to take questions from those who are not necessarily on the panel, people who are in this room, people who will be watching and listening from other locations. We'll then take a look at some of our upcoming product and then Jean Marie and I will close with very brief remarks at the end.

           We're going to do our best to answer all of your questions, but please bear with us because the reality is that we're really very early in this process. It's amazing that all of this is maybe I think three weeks old now since the announcement or not quite three weeks; so please recognize that we are going to do our very best to be as forthcoming as we can. There are some things probably, some areas where we may not be able to go due to SEC and other restrictions and there may be some areas where we simply don't know the answers, but if we don't know the answers, we'll tell you we don't know the answers and do our best to get back to you as quickly as we can.

         Let me begin my own remarks by trying to outline what has transpired and why and talk about the future of Vivendi Universal and the importance of your role in driving this new company to its new destiny.

         Before I do that, though, I would like to give you maybe just a little bit of personal perspective. You know, as a member of the Bronfman family and as a member of the board and as the CEO of Seagram, I have proposed this transaction because I really believe that it's in the best interests of all the Seagram shareholders.

         The best positions are creative businesses for growth and that's what this meeting is going to be all about, but it also will allow our spirits and wine business to address the fundamental need in the spirits and wine industry to drive further consolidation, and it is both my role and my hope in that piece of the consolidation to ensure that not only do our shareholders fare well in the spirits and wine consolidation, but as many of our Seagram spirits and wine employees do as well, and I just want any of those people who are listening here today, and I'll be addressing more of them tomorrow, to know that and to understand that. But this combination for our creative businesses offers, I think, extraordinary opportunities for all of our employees, but this decision in making and proposing this transaction clearly for me is not without emotion. In fact for me it's really very personal.

         When I became CEO, my focus and my top priority was to advance and grow the investment that our shareholders held in Seagram and certainly my family was and is a very large shareholder, but I never sought to put their interests ahead of other shareholders, though I was intent on advancing their position as well.

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         That focus and that priority really resulted in our acquisition of and our commitment to the creative process, to our acquisition of MCA and to trying to grow our business in music, film, television and recreation. And that commitment does not change going forward.

         I will continue to have that focus, only now it won't be from the position of CEO, but as vice-chairman and representing the largest shareholder of this extraordinary new company because I truly believe that the continuation of our goal to produce the world's best movies and music, television and recreation experiences will create extraordinary growth prospects for shareholders, and I believe that today as a result of this combination that the growth possibilities of Vivendi and Universal together are really extraordinary.

         Let me try and describe that to you briefly. You will learn much more from Jean Marie and Pierre as the morning goes forward, but these initiatives are dramatic and important because, first of all, as I was very proud to say to Lew Wasserman when I called Lew several weeks ago to tell him all about what was unfolding that the name Universal will now sit atop one of the largest, most important media and communications companies in the world.

         And I am very proud to have had a part in making that possible, and as someone said to me, now Universal really is universal. There's no question that with the convergence of technology, the investment required in technology, the continuing importance of distribution that the ability to marry our content with the extraordinary distribution platform of Vivendi and Canal+ and then on top of that to create a company and perhaps the only company that is poised to take advantage of the next generation of the Internet, the second generation of the Internet, that is an extraordinary company indeed.

         And what do we mean by the next generation of the Internet? Probably the first generation meant you're connected to the world from a fixed point. You sit in front of your PC and you have access to the world.

         The next generation of Internet, though it is a little bit more difficult for us in the U.S. to believe it since our cellular systems are so pathetic, but the next generation of the Internet is connectivity to the world from wherever you are whenever you're there across any platform or device.

         That's the next generation and that's the vision that Jean Marie and I shared when we first began talking to each other just at the happenstance of having breakfast together in October of last year in Paris, and we started talking about where the world was going and I found that our visions were very, very much the same.

         And when you learn more as you will this morning and as you will as this merger advances, you will see that the assets with which we are joining at Vivendi and at Canal+ are really extraordinary assets that allow this vision to be created.

         There's no question that our content is more valuable aligned with the distribution platform and theirs is a great distribution platform and there's no question that a distribution platform like theirs is advantaged by our content; and so in my view one and one make three before we even get to the point of view of building that aggregation service called Vizzavi which takes advantage, as I said, of the next generation of the Internet.

         But when you think about all the business models that we have yet to create that can be created and the freedom to be in a sense indifferent to where the margins move between content, distribution and aggregation allows us to serve the consumer and in this new world of the Internet, there is only one winner and that's the consumer.

         The consumer is going to get what the consumer wants. They are going to get it in the way that they want it and we have to find a way to give it to them. And as a content company, we need to be worried about where our margins are, does the distributor get it, does the aggregator get it. The aggregator has the same problem, and the distributor has the same problem, et cetera.

         When you are one company like Vivendi Universal, we can better serve the consumer, therefore better growing our customers and be indifferent so long as that margin stays, or the majority of the margin stays somewhere in the group, and so not only do I believe we are as well positioned now or will be when this merger closes than any other media and communications company, but I think we will have the size, the scale to invest more strongly and more actively in all of our businesses.

         And the other thing that I will say is one of the most important things to me about this combination, in addition to the fact that I feel so strongly that the new Vivendi Universal is a powerhouse of a company, is that the assets here being joined together are almost entirely complementary.

         This is not a merger about cost savings. This is not a merger about eliminating masses of operations. This is a merger about joining complementary businesses and services together to create a larger, more effective, more competitive and ultimately more profitable whole.

         I think when you meet Jean Marie and when you met Pierre, you will agree with me that these are people who are committed not only to their business, but to our businesses.

         I think you'll feel comforted that there is a seamless management view about where the future is and how best to get there and therefore what I would like to do without taking up too much more time of the morning is introduce you to Jean Marie Messier who I met in October of last year. We were supposed to meet I think for a half hour and I would like to say in front of everyone here the reason I met Jean Marie Messier, so you can either blame him or give him the credit, was because of Blair Westlake -- where is Blair -- who last summer wrote me an E mail which some of you know is probably the only way to communicate with me effectively, and said, there is this guy named Messier in Europe and you probably ought to put him on your radar screen.

         And I was going there on vacation with my wife and was able to find some time on Jean Marie's schedule so we had breakfast. I think it was scheduled for half an hour, 45 minutes, and we ended up spending several hours talking about our vision of the future.

         And Jean Marie then got in touch with me again I think in February or so of this year and we started focusing on whether or not some kind of combination would make sense to his shareholders and to ours.

         So I'm delighted to be able to introduce him to you, to be able to tell you that over that period of time, I think he and I have developed a genuine friendship. As or more importantly, I think we've developed a great deal of mutual respect and trust in each other's abilities and each other's vision.

         And it is therefore my pleasure and my privilege to introduce him to you now. Jean Marie Messier.

         MR. MESSIER: Thank you. Thank you so much for your warm welcome. I feel privileged to talk to you, to talk to people of community known around the world as being as very creative and talented, and I want also to tell you that I'm very pleased, Lew, that you are part of the attendance today because you as a person represent so much to this business, to this place and to anyone in the room. Thank you, Lew.

         Many thanks to my friend, my partner, my colleagues, all of them, and Edgar, for his very kind words.

         I try to think of several ways of introducing myself to you because I know that's the first thing I have to do, and finally for various reasons, but one of them being just to show you that I'm not looking at myself too seriously, I have chosen an abstract of a very popular Canal+ program, the puppet show, named "Les guignols de l'info" where I have my puppet and the only thing you have to know is my surname in France and Europe is J2M. When you understand that, you will understand. Believe it or not, that's my story.

         (Video played here.)

         And so I hope you begin to know me a little bit through this video. Since this combination happened, I have had the opportunity to learn about how people are speaking, how you do speak here in Hollywood, and I have to tell you that I have picked up a whole new vocabulary. If I may say so for starters, Edgar and I, we don't make appointments with each other.

         His people are talking to my people, and instead of the traditional "Messieur," I have been called "Baby," "Buddy," "Bubbela;" so over the past few months, I got the feeling that I have done about everything here. I've done the power breakfast thing. I've done the sushi lunch thing. I've done the poolside dinner thing and whatever.

         I have learned the difference between kibbutz and how to kibbits, and Edgar, even if you are on the back stage now, when you told me, Edgar, about the asking price for Seagram, I think that I learned all about the meaning of "chutzpah."

         So today, good morning, Vivendi Universal. It's really great for me to be here in L.A. and with those also who are viewing this meeting from other locations. For me as you can understand that's quite an emotional occasion because that's the marriage of two or three with Canal+ great companies and that's the birth of an integrated global communication powerhouse, and I'm not indifferent to this moment.

That's a lot of emotion behind it.

         The creation and the story of the birth of Vivendi Universal, you heard it a few moments ago through Edgar remembering that first time in October, Edgar came, visited me in Paris for breakfast when he was on vacation. He was without tie. He was with his vacation clothes, with shirt sleeves and we chat.

         And at the end of the conversation -- it is not simple for you to understand that -- at the end of this conversation with Edgar, I got the strong feeling, and I think it was shared, that going together between Vivendi, Canal+ and Seagram, we were just going to make the Internet swing, and I think that's what this combination is about.

         How did we come to such a conclusion and to a large extent so quickly. I think that because we are both on the same wavelength. Just think about it. Edgar had taken a traditional, hugely successful global spirits business into new territory, the entertainment industry.

         I've taken a traditional hugely successful water business into new territory, the convergence between the media, the telcos and the Internet; so scotch and water, that's the birth of Vivendi Universal.

         And Edgar, I congratulate you for your imagination and vision that you have made shared by your family first, your board and I do hope all Universal employees. Thanks and congratulations, Edgar.

         I'm here to talk with you about my vision of Vivendi Universal and to show how just the parts will fit together because I think that is what you need to hear this morning. We are here to create the future and to have fun because you cannot be in the entertainment industry if you don't believe in fun.

         But what is most important for me is just to meet with you, to hear what you have to say and to try to answer your questions; so please, the time we spend together today, make it as candid as possible, as relaxed as possible.

         We are here for one single purpose. That's just to communicate, which means basically that's no question is taboo this morning. I will share our strategy with you and show you why Vivendi Universal is in the perfect place at the very right, at the exact right time to become this global leader in the communications.

         I know that you have been through different ownerships, through lots of changes. I'm sure that

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you may be saying, "Here we go again." Not so. Not so. And here's why. With us it is a win-win combination.

         You bring us contents and expertise in the movies and in music and you bring us access to the U.S. market. I do think that we bring you both much enhanced access to Europe and at the same time what I think is wonderful know-how of what's going to happen in the new Internet age in the coming decade.

         When you put Europe and the U.S. together, when you put your wonderful knowledge of the key contents and our knowledge of the new age of Internet, this is the ultimate combination. This is the winning combination for the coming decades.

         That's why we are doing this combination. That's why you, you are core to the future of Vivendi Universal. And now let's prove it together.

         Vivendi Universal will be the global company that truly integrates what I described as, on one side, outstanding contents with innovative delivery systems around the Internet, all driven by your creativity and your talent.

         By offering information, any time, anywhere, we will be the first company to provide music, sports, film, publishing information, education,

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interactive games across satellites, TV, wire and wireless networks as around and through all the Internet channels distribution. That's to say Internet access, media, any device at any time in anyplace.

         We will be together the best company at combining premier global and local contents with the next generation digital distribution reaching more than 80 million people in Europe, 80 million European subscribers through Vizzavi.

         You may have heard or read about Vizzavi. What's Vizzavi? I want to explain it to you in a few seconds. The best way is just to show you within the original version the advertising TV campaign on Vizzavi. Just have a look at it.

         (Video played here.)

         MR. MESSIER: That's the first introduction to this Europe first multi-access portal via mobile phones as interactive TV, and you know our friends at Canal+, they have begun with interactive TV already close to five years ago in '96.

         Because of Vizzavi, we will have together the largest worldwide footprint in mobile and pay TV customers. Let's use it. We are creating a family of powerful media brands supported by a growing



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portfolio of new companies.

         Just think about it. No one else -- no one else -- can offer so much across so many platforms. If it involves media or the delivery of that media, then we are in it. And we are in it big time.

         When I talk about Vivendi Universal being global, the first, the best, and the only company in its league, I just want you to be happy. Why? Just because you are lucky. You are lucky because Vivendi Universal, as I will try to convey to you all along this discussion, Vivendi Universal is not an ordinary company. You are not part of an ordinary company. In fact Vivendi Universal is very extraordinary.

         By joining the forces, we become the next generation Internet company with tremendous, tremendous contents. The know-how to exploit and to distribute these contents, and the global capacity to distribute it through all, all media.

         Here is what it means to you. What it means to you is that you will be part of a top tier global company, who is to spend 30 seconds in fears, whose market cap, looking to what the others are saying, may be well over $120 billion.

         It means that the only major player ahead of



                                       17
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us is going to be AOL-Time Warner. But they are only U.S.-centric and only
PC-centric. Vivendi Universal is going to be the next. Starting at number 2, we'll have one place to win together.

         But being neither U.S.-centric, we will be well balanced between U.S. and Europe, neither PC-centric for the coming generation of Internet directly multi-access which is what I want as a customer in my personal life every day.

         And after us, but after us only, you will find small companies named CBS Viacom, named Disney, named Yahoo. That's where we are going to stand together.

         We are in a fantastic position to exploit the future because we are ready for the explosive growth which will come through the era of convergence.

         Here are just two examples that I would like to mention. Last year there were 15 million users of digital TV. By year 2005, there will be more than 100 million.

         In the next five years, if you take what we call the WAP and the third generation mobile, they will grow from zero users to more than 300 million users around the world.



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         Vivendi Universal will be driving and benefitting from this broad band and multi-access new Internet revolution. And be sure of one thing. Contents will be the key differentiator. First with music, games and cartoons and then with the videos and the movies. We have it all. And that's just great.

         Speaking of the movies, obviously when I'm looking to Universal, what a wonderful brand. Universal for me is just nothing else but Universal. Going from Hong Kong to Rio, from Paris to New York or to Rome, films like "Jurassic Park," "The Lost World," "Patch Adams," "The Mummy," "Erin Brockovich," or even "Nutty Professor II," that I have been pleased to see, Ron, is still on the back stage. I looked at it before the release before coming here, July 29th. By the way, I do think that this is the hit of the summer. All these films without forgetting "The Gladiator" that my kids just loved, all these films are loved by millions of people. Everyone knows it is so. That's one of the jewels of the Seagram crown is the music business with the Universal Music Group as a worldwide leader, but both global and for the local music in its countries which is very important.

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         Our strategy is to use on top of what you do on a traditional basis and that you will continue to do is to use the Internet to fulfill this promise of all this music. We will take, thanks to Internet, we will take this market of music from a $40 million yearly market to I'm sure in the coming decade to at least a $100 million per year market.

         Why the Internet? Because when you look to the facts, music has today a limited audience. 5 percent of the population is buying 75 percent of the music. By offering more outlets via the Internet, the PC, the mobiles, the PDA's, consoles, ITV, we will be able to match the right music with the right consumer.

         That means just greater personalization, increased interactivity which is what I'm looking for as a customer, by the way, and we're interested in it, and then sales. It's a win-win for everyone. It's a win-win for the labor. It's a win-win for the artists. It's a win-win for the consumers.

         What you have to know about Vivendi is that Vivendi is above all often entrepreneurial culture. We have been, I think, always quite agile to, let's say, sniff out the new opportunities and to establish an early foothold in new industries, like the

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multi-access portals, the Vizzavi you saw, the electronic games, the interactive
TV with Canal+ and Pierre Lescure that you will see in a few minutes, as you have seen with Canal+ from the very first day.

         Vivendi has grown because of its strong traditions and through its embrace of the new. Vivendi Universal, that's for me quite a natural bridge between the old and the new economies. We will take advantage of the possibilities offered by the new technologies, but at the same time, we will continue to strongly rely on the traditional activities and contents.

         Vivendi has not been living in a vacuum dreaming of the future. We already have a wealth of content developed by others in education, games, business information. For example, you may know the 2000 edition of the Petit Larousse encyclopedia has already sold over 1 million copies.

         On the games front, let me take that example. Our WEB site, Flipside.com. Please, if anyone in the room doesn't know Flipside.com, when you are back in the office, just go and surf to Flipside.com. That's the place to go for on-line gaming.

         Here you can find up to 60,000 players at

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the same time, multi players on the same game. Our success has made Flipside.com one of the top ten sites in the world for the global duration. With Flipside.com only for the games, we are ahead of NBC Internet, we are well ahead of our growth line, we are well ahead of Amazon.com. You hear lots about Amazon.com. That's 2.5 times the total duration of Amazon.com. So we are No. 9 in that field.

         With your help we have to target the top five and I hope as soon as possible the top 3.

         Recently another example, Havas has launched the second generation of interactive CD roms games with Diablo II. 2 million copies from day one. The biggest ever worldwide launch in the games field, and at the same day, they run in 8 languages. They were obviously English, French, German, Italian, Korean, Japanese, and I think I'm forgetting Polish and I don't remember the 8th. 2 million copies the same day. You know in your business what a hit means.

         We, Vivendi, we are very interested in all different businesses by looking to the largest hits. And of course there is also the contents of Canal+ in the movies business, in the sports, with very strong licensing agreements for the soccer all over Europe.

         In the telecommunications sector through

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what you see on the small video, we have already in place tens of millions of users. All success requires global platforms, global reach and global sensibility. That's certainly not news to you in Universal.

         Last year in '99, about 60 percent of your music turnover was made outside the States. If you do consider the film entertainment business, including -- I'm including the international TV, the business there, you were close to 50 percent of the turnover outside the states; so you already know about that.

         Together a new Vivendi Universal will be a major global player with tremendous resources and capabilities in the States, but also all around the world, and if there is something for which the Universal brand is made, has been made, that's to be all the around the world.

         In a few minutes, you will hear from others on the Universal team; Ron, Doug Meyers and meet the new head of all the films and TV businesses, Pierre Lescure.

         But I also want you to meet two of our team members who were unable to join us this morning because I just want you to know, to share with Edgar and I the whole team of people who is going to take care, on an operational basis, of Vivendi Universal every day; so first please meet with my very good friend and colleague, Eric Licoys who is the head of Vivendi Universal publishing.

         MR. LICOYS: (By video) Good morning, my name is Eric Licoys. I am Pierre Lescure COO of Vivendi Universal but I am also chairman of Havas. Havas is one of the leading companies in publishing and multi media in Europe, and worldwide leader in education and games for PC.

         I'm pretty sure that all of you know our famous brands as Jump Start in Education, as Heart Light, as also Java II, that you will discover here today. We are very proud to win the game of the year every year, but we are also very proud of our studios in L.A. as Sierra, or Blizzard.

         We know that collaboration has already started between the CEO of Havas interactive in L.A. and Jim Wilson. There is a great future for collaboration between the two companies and we are extremely excited with the future.

         We know that in that kind of spirit with a lot of friendship between your teams and our teams, we'll do a tremendous job and I will say that we welcome you in the warmest way, and if I can say something on behalf of all my team, it's just vive Vivendi Universal. Thank you.

         MR. MESSIER: That's Eric Licoys that you will see very soon.

         And now please meet with the man who helped tremendously Vivendi to be transformed into major telephony company and who is taking care of large part and very attractive part of our future which are all the developments relating to the Internet field; so please now meet with Philip Germond.

         MR. GERMOND: (By video) Good morning. My name is Philip Germond. I am senior executive vice president of Vivendi in charge of the telecommunication and Internet activities. I feel very sorry not to be with you today, but today might be a very special day for me or tomorrow. Because I'm going to be, for the fourth time, the father of a daughter. So that's the reason why I'm not joining you today in Los Angeles.

         Maybe a few words about what I've done before. I joined Vivendi five years ago as the CEO for the telecommunication activities. Before I've been 15 years with Unipickard and before I was a student at Stanford University at the business school; so maybe a few words regarding the telecommunication activities and the Internet activities of Vivendi.

     I mean, our main activity in telecommunication is Cegetel. Cegetel is the No. 2 operator in France. We have 40 percent market share in the mobile activity in France. We started off with the activities a couple of years ago. Now we have a bit more than 10 percent share of French market for long-distance telephony. And we have very high gross.

         Just to give you an example, for critical assets, we have today penetration rate of the mobile telephony in France is 37 percent. We expect to achieve by the end of 2003 maybe a penetration rate of close to 70, 75 percent.

         Why do I insist so much on the mobile telephony is because we believe that today the access on the Internet is almost 100 percent through the PC. We believe that in the future, accessing Internet will be done through different form factor, through the PC screen, through the TV screen and also through the mobile phones and we believe that the job of telecommunications operator is not just to provide communication or voice communication. It's also to provide to our customers content.

         And in order to differentiate it against our competitors, we need very valuable content; so we as an access company, we need content and also the content companies might be music, might be education, medical for the activities of Havas, for example, or movies, video.

         We'll need to have access to the customer. That's a perfect combination; so that's why I believe that what we are going to achieve together, that merger between Vivendi, Seagram and Canal+ is probably the best combination we can imagine to enter into this new world of moving into the broad band, moving into a high gross entertainment services world, and we believe that we can be, thanks to that merger, one of the greater winners of this new world if not the best in this world.

     MR. MESSIER: Did you notice, even the French people are speaking English. I know that some of you were worried a little bit about that and what's going to happen if you don't speak French. If you don't speak French, I have only one recommendation. Just learn to speak English.

         I'm sure that there will be a lot of questions coming from you on the integration of our two companies and we will go through them very shortly, but I have one major challenge for everyone here, and listening in.

         We need to work together and with every bit of our creative talent. We need to work together to make the integration of Vivendi Universal a tremendous success. This will mean that we will have to understand what each of us brings to our business activities.

         It will also mean organizing as much energy, focus and cooperation as possible between our teams, in identifying, implementing the synergies across the board. Synergies in that case is marketing ideas, product ideas, services ideas.

         Now is not the time for second opinions. Now is just the time for action and that's what I wanted to tell you today.

         As you may have noticed or may begin to notice, I'm full of enthusiasm because I'm waking up every morning thinking that leading a group like Vivendi, leading a group like tomorrow morning, Vivendi Universal, that's really the opportunity of a lifetime.

         Vivendi Universal will succeed because of its ability to be a giant, to be flexible, to be inventive and to be first to market. Ours must be an environment of open-minded and open-ended communications.

         Share your ideas. Share your dreams. Vivendi Universal is the place where they can take root and flourish. Together let's expand our frontiers.

         You have, all of you, you have a tremendous reputation for creativity, for talent and for marketing savvy. Never stop being innovative. Never stop asking why not. Never stop trying to push the boundaries of the possible and never forget with what I've just told you that you are core to our future, you are core to Vivendi Universal's future.

         This morning I'm welcoming you and I am welcoming you warmly into the Vivendi world, and at the same time, it will be just great for me to be welcomed by you in your world.

         That's the way we will be able to create together Vivendi Universal. Vivendi Universal, that's a fantastic group. That's a winning team.
Vivendi Universal very soon, it's all yours; so let's build together this future of Vivendi Universal, vive Vivendi Universal, and thank you very much for listening to me.

         May I now, before we go to your questions and answer them, just introduce my old friend Pierre Lescure who has been with Canal+ for the last 16 years.

         Pierre, the stage is yours.

         MR. LESCURE: Thank you. Thank you, Jean Marie. Even in French, I would have problems finding the right words to express my pleasure, my pride, my excitement here today. When I passed the gate of Universal Studio, the security guard gave me a warm and professional reception. I perfectly knew he got instructions, but, guys, I can tell you I really liked the feeling.

         I entered the Lew Wasserman building. I hope, Lew, one time, I will have the opportunity to be at your very special table for lunch. I hope that.

         I went up to Ron's office, stood in front of his window and what did I see. 415 acres of mystery, magic and entertainment. As you can imagine, walking around the lot was a tremendous experience for me. A delightful moment.

         Visiting Universal Studios is a pilgrimage for me. To a certain extent, I am walking on sacred ground. Part of me is coming home at last. It is a personal celebration.

         I have derived so much strength and inspiration from movies that have been shot here, and from the way they were made. My dreams, my ambitions, my values, my aesthetics, both as a teenager -- that was a long time ago -- and as -- don't laugh too much when I say -- and as an adult, have been shaped and influenced by what goes on in this town. On the screen, and off.

         I've always been a great admirer and keen observer of the way you do things here in the States, and to a large extent Canal+ has been built and managed according to my personal understanding and adaptation of American methods.

         What I am trying to say here is that I may in fact be much less of an alien than my thick "Gerard Depardiou" accent may lead you to believe. I respect this town, what it stands for, and the way it operates. I think I have a pretty good understanding of the things you do and the way you do them.

         Let me quote Francis Scott Fitzgerald and his book "The Last Tycoon." "People in the East pretend to be interested in how pictures are made, but their fascination is with the pretensions, the extravaganzas and the vulgarities. Tell them pictures have a private grammar, like politics or automobile production, and watch the blank look come into their faces."

         In other words, I will listen to you, and sometimes you will also listen to me, I hope. You will soon discover I am the oddity of sorts, a French man without great theories. Although it may come as a disappointment to you, I don't come here with a predetermined plan. I may quote from "The Last Tycoon," but I don't have an Irving Thalberg closet fantasy.

         I'm not here to mingle with movie stars. I've had my picture taken with actresses a couple of times already, so that's taken care of. I don't want to play the mogul. I can't. I won't have time. I'll be too busy working with you.

         I will learn a lot from you, I said. It has always been, and it will be very inspirational for me to talk with Ron and with many other Universal executives. For me, Ron Meyer has a very strong quality. He never forgot he was an agent, a great agent, before joining Universal Studios. He really loves talents and they gave it back to him.

         I will listen to you, but sometimes, you will also listen to me. I have been working closely with Universal, sometimes with Blair Westlake and of course, I working closely with Universal for the last 16 years since 1984 when Canal+ was launched in France. I'm pretty familiar with your company and with Hollywood.

         This is why I am convinced Canal+ can also bring you something. Maybe its pioneering spirit, when it launched pay TV on the old continent or when it was first to offer digital and interactive TV, which Jean Marie talked about, to millions of viewers in Europe.

         We've also built up strong and personal relationship with our subscribers, 14 million subscriptions all over Europe, and I believe we understand their wishes and their dreams extremely well.

         What I'm bringing you is a group with a very strong multi-domestic culture where global meets local. Canal+ has several pluses to offer you and I will make sure everybody at Universal benefits from the experience we at Canal+ and we at Vivendi have accumulated in Europe. But let's check it out.

         (Video played here.)

         So what have we learned from this video? That I am not a fashion man. I started out as a journalist, but I promise I have never been a movie critic, which means that I don't come here with a cultural agenda. I am not on a mission. I like popcorn and moreover I love popcorn movies. Believe me, I take my popcorn movies very seriously, but I also take "B" movies seriously and art films because they are all my pleasure and they are all my business and both at home and at the office, as all of you, entertainment has always been a serious matter and a top priority.

         Some people will remind you of our first difficult inroads into Hollywood, but I don't know a single of our mistakes which didn't help us to become stronger and do things better. In the last six years, all our moves in Hollywood have been profitable. You won't have to teach me everything from scratch because we do have some experience in movie production as well. We've been running StudioCanal again, the major studio in Europe, for the last 10 years. We've been making movies, some very popular ones, and entertained millions of viewers.

         I know I come to Hollywood with some inconveniences. I'm French. And I live abroad. There's very little I can do about my being French;

but let me assure you, I am going to try to play against type and make you forget all the exasperating French, all the arrogant know-it-all and snotty maitre D's you might have seen in the movies and in real life.

         As far my being based in Paris, all the technology wonders Jean Marie Messier has shown us will be put to good use, but believe me, after August with my family in the South of France, you will see a lot of me here on the lot. Take my word for it. We can work together. And we will. And we will do great things together. Thank you very much.

         Now I think it's the right time to ask Edgar, Jean Marie and Doug Morris and Ron Meyer to join me on the stage.

         MR. MEYER: Let me start by saying we've been through a lot of change and change creates uncertainty which all of us have shared. I think with what you have heard today and what I've learned in the past few weeks, I think this change is going to be an extraordinary one and I hope all of you will join me in embracing it.

         In this company there is a tremendous foundation, and obviously a great company that was created by Lew Wasserman. Seagram and Edgar continue to build on it and to continue to build on its strength and I think that this new combination really is a beginning for us to grow and really compete in a new century. I think it's an exciting time for all of us. It's a great time and an exciting time and I think that it's to all of our advantage and I really do hope that all of you will recognize what a great opportunity this is for this company to continue to grow.

         Also today as Jean Marie said and as Pierre said and Edgar said, please take this opportunity to ask the questions that are on your minds. As I said before, there are no sanctions for asking unpopular questions. That's what this forum is for. It's for you so you will understand better what is taking place here; so please think about what you want to say and ask the most provocative questions you can think of.

         MR. MORRIS: I second everything Ron said. Last night I stayed up late thinking I was going to say something vaguely intelligent. Everything has been covered.

         I actually feel this is great for the entire company and I would like to take a moment. I think it's actually a very historic moment that we're in the middle of and I would like to congratulate Jean Marie, Pierre and Edgar. Thank you for this opportunity.

         MR. BRONFMAN: We're going to be joined now by John Borgia who is going to moderate the Q and A part of this morning. So, John, if we can ask you to join us on stage and hopefully begin the Q and A. John Borgia.

         MR. BORGIA: Good morning. First I want to thank you guys. That was a great presentation. Jean Marie and Pierre, we learned a lot today so thank you very much for those.

         My first job is to distract you a little bit while they put up the chairs, and I'll tell you what we're going to do. We've got five of our colleagues coming out and they're going to ask questions that you have sent in. We've got lots of questions that have come in through Pathways, Vox, we got E mails, we got faxes. We've put some of the questions together, and we've edited a few, although these gentlemen have not seen the questions, nor do they have prepared answers; and in a minute these five colleagues are going to come out and then we're going to do that.

         After they're finished, we're going to take a break. Jean Marie is going to show you Vizzavi. He's got a demonstration he's going to do himself. We got a lot of technology working today. I hope it all works.

         There's about 10,000 people participating at 60 locations. We have satellite in New York. We have Web questions coming in; so after the panelists are finished, we're going to open up the floor for another 45 minutes and any questions you have, come up to the microphones and then we will deal with those questions.

         If we get through all of that, we'll let you go to lunch. It may still be Monday.

         We are now ready for the panelists to come on out. Okay. We're now ready for the panelists to come on out. As I mentioned, we do have a lot of questions, and we're going to ask you to try to keep the questions as short as possible, and I would ask those that are answering to try to be crisp, also, so that we can -- so we can get to them. This is where I move to the chair and introduce my colleagues.

         MR. MESSIER: The human resource guy has to be very well organized.

         MR. BORGIA: No pressure up here. This is what we usually do Monday mornings. If we just start holding Ron's hand, then we'll know. If you start holding her hand, then we'll know.

         Ladies and gentlemen, let me introduce you to my immediate right is Lester Yano of the Universal Music Group. Ladies and gentlemen, Lester Yano.

         Also helping us out today is Ouida Robinson of Universal Television and Network. Lots of TV people here. You said that. Sitting next to Doug, we have Bonita Chan of Studio Ops.

         Bonita, welcome. And to Bonita's right representing Universal Studios Hollywood, Kirk Trutner. Last but not least this handsome man on the right is Kevin Campbell of Universal Pictures.

         Kevin, as you know, you won the toss. We're going to start with you.

         MR. CAMPBELL: Will the current structure of the Universal Studios Group remain intact?

         MR. BORGIA: Let's start with the easy ones. Okay. Pierre, would you like to answer that one?

         MR. LESCURE: The answer is yes. The answer is yes. You can imagine it was impossible for me to tell you and to present me as I did a few minutes ago without having the first statement. There is no better team than the home team. I have now to spend time with you with your top executives, one organized as soon as possible. We'll organize that as soon as possible. And my need is to spend time with people, to listen to them, to know how you work, but just remind my first answer to your question so precise, my answer is yes.

         MR. BORGIA: Kevin, thanks.

         MR. MESSIER: You can make a judgement on the studio's team. Just look to the release. Just look to what has happened in '99 with Universal Studios. Just look to what has happened since the beginning of the year with Erin Brockovich, with U571, with the Gladiator, with Nutty Professor II coming right away in the coming weeks. Don't you think that you are globally making a wonderful team when you have the chance to get for your studios a wonderful team. You just keep them. You support them.

         MR. BORGIA: Next up is Lester.

         MR. YANO: There's still a lot of rumors about management changes. Will Ron continue to run Universal Studios?

         MR. BORGIA: Ron, would you like to answer that?

         MR. MEYER: I need to say, first of all, I really work, but it's an opportunity for me to say it, I really work with the greatest group of executives and staff, I think, that exist in this business. It's the best studio that exists with the best people. I'm excited generally to work with our new partners. Pierre and I particularly have become friends very quickly and easily and I say that genuinely; so I'm very excited to continue and I plan to continue.

         MR. TRUTNER: Recent communications from Seagram reference a time period of 18 months to two years before benefits, bonuses or merit structures will be affected by the merger. Does this mean that these programs will be restructured or even eliminated after that period?

         MR. MESSIER: The answer is no. No. The answer is no. Don't misunderstand. When you -- when we are giving security, something just to show you that's no, this combination is not a combination of cost savings. We're not here for changing everything from day one. We just made this legal commitment because there are legal commitments to convey the message to each of you that what we want to do is to build more, what we want to do is to have any of you even more incentivised in this job than he is today. That's the reason why we put the statement that for the coming two years we are taking very strong commitments to mentioning whatever we are speaking of, bonuses and different benefits that you can have.

It doesn't mean that our intention is to change everything after that. That's just to reassure you from day one.

         MR. BRONFMAN: John, if I can add, when we were negotiating together, Jean Marie and myself, and I must say for a deal as difficult, complex and large as this one, it was -- it had its moments, but it was remarkably smooth. But we negotiated on behalf of our shareholders.

         We also negotiated on behalf of our employees and I want to say that we worked hard to make sure there were protections for our employees. As Jean Marie said, they are only that. The point of this merger is to grow.

         But I also want to say as hard as we did negotiate on behalf of employees, I want to say that Jean Marie and his team responded quickly, generously and thoughtfully to those requests.

         (Conclusion of Section 1.)

SECTION 2




           SPEAKERS:

           EDGAR BRONFMAN, JR.
           JEAN-MARIE MESSIER
           PIERRE LESCURE
           RON MEYER
           DOUG MORRIS
           LESTOR YANO
           OUIDA ROBINSON
           BONITA CHAN
           KIRK TRUTNER
           KEVIN CAMPBELL
           ERIC LICOYS
           PHILLIPE GERMOND

                  MR. MESSIER: There is one point I want to have. I am sure we will go back to that through your questions.

                  When I took over the chairmanship of Vivendi four years ago, less than 10 percent of our employees who were shareholders of Vivendi. Today two thirds of the Vivendi's employees are shareholders of Vivendi.

                  That's part of our vision, of our philosophy of managing a company. You are creating the wealth of our companies. You deserve to get back part of it. That's as simple as that.

                  MR. BORGIA: Read it, please.

                  MS. ROBINSON: Why do you think that the market, as well as financial analysts and the media, have had a negative reaction to the news of the merger, and why do you think the stock is trading so far below the announced merger price?

                  MR. MESSIER: If you want to have a calm life for several months, don't enter that kind of merger. The very day you enter that kind of combination, you know that the market is going to be crazy because people will begin arbitrage. They will begin to play, to go out of your stock, saying, Okay, we will keep waiting, and we will be back as soon as we think that it's going to happen, but let's play and make money just in between.

                  Basically, the Vivendi stock has been hurt, let's say, 20 percent, roughly, since the announcement or since the first leak, the preannouncement of this transaction, we would say. Just make a comparison with similar transactions. When AOL acquired Time Warner, the stock of AOL was down close to 40 percent in three weeks. When Terra Networks acquired Lycos, their stock, after three weeks, was down 30 percent.

                  We do know that we have to go through this very volatile period of time, but what we do know and which is much more important is that's the value of our business -- is through the combination. It is not hurting it in any way. There is no risk linked to this combination. There is only -- if we do our job well, there are only upsides for this combination, and one thing that I do know: When I took over the chairmanship of Vivendi, our stock price was 22 Euros. It's today 90 Euros four years after that.

                  I would love to see it back very soon to the 115, 120 it deserves as a starting point. It will come back to this fundamental value as soon as the market will have the feeling that, yes, that's going to happen, that the antitrust issues have been overcome, that everything is in place -- one thing being the Vivendi Universal as a U.S.-listed stock. And I just want to convey, yes, that's a period, and you will see, during the coming months, volatility on the stock price, but even if the market is always right, they are not right every day.

                  We know what the fundamental value of Vivendi Universal is. We know that the market will go back to this fundamental value. Let's wait these few weeks' to few months' period of time where the market is made by arbitragers, and to a certain extent, my feeling is that you're not going to see Vivendi, which is going to be quite soon your stock, your company -- you will not see Vivendi back to 90 Euros before a very, very long time or before the day where, with Edgar and Pierre, we will decide to split the stock three to one.

                  MR. BORGIA: We all look forward to that day.

                  Bonita, your question, please.

                  MS. CHAN: Would you please elaborate -- on the transition of 401K contributions from Seagram to Vivendi? Will the current retirement plans roll over into the new company, or will these plans become vested after the close of the deal?

                  MR. BRONFMAN: John, do you want to answer that?

                  MR. BORGIA: Ken Kahrs, are you here?

                  The 401K plans are going to continue, and as is always the case, any money that you've put in the 401K plan -- obviously, that's your money. The money that we've put in as a match, as you know, has to vest each year over time. If you are vested, of course, that's yours, but we expect that plan to continue.

                  Now, if you've selected Seagram stock as one of your investment choices, that will roll over into Vivendi Universal stock at the same exchange rates. I would add, because that question is a little tricky on vested retirement plans -- as you know, on our retirement account plans, you have to be here five years to vest.

                  If you're not here five years, this transaction is not going to accelerate that. So we expect the plans to continue as we know them today. Being moderator, it's easier than that. Kevin, you're up for number two.

                  MR. CAMPBELL: Under the new structure, how will Universal be involved in new technology such as the Internet, digital distribution, broad brand, HDTV, and interactive television?

                  MR. MESSIER: The answer is as much as
possible, and don't wait anything from our side. Please, have new ideas, suggest new proposals, new products, new services.

                  There are several ways to associate Universal or even, within the Seagram group, U.S.A. Networks, to this strategy. If you take, just to speak 30 seconds, of the company led by your friend, Barry Diller -- if you take things like Ticketmaster, Home Shopping, other reservations, they are made for Vizzavi. It will happen to them in Europe. It will happen to you in the music field. It will happen to you in the movies field -- this access to this wonderful distribution that is working in Europe.

                  If I may take a few examples, I was mentioning, in my introductory speech, the Diablo II launched with two million copies in day one. The previous launch of Diablo at that time, owned by Sundance Software -- it was only 800,000 copies. For what reason -- because they were basically all U.S.? Now they are really worldwide.

                  If I can take another underground example, speaking of the music side, in France, there is a well-known artist by Pierre Lescure, a French rocker, French artist, named Johnny Holiday. He has been there for the last 40 years, Pierre, and he's a great, great artist.

                  Last week there was launch of his last album. It was a live concert within the Eiffel Tower, which has been recorded and launched in three weeks, not far from the total recall. What did we do? In one day, we built very simple operations. We sent several millions of short messages to our mobile subscribers in France, telling them SFR is proud to announce the issue of the new Johnny Holiday album next Friday. It was built in one day. It was the largest ever direct marketing operation made by the Universal Music Group.

                  What's going to happen next time, thanks to this approach to the wireless world -- we will offer to our clients, to our subscribers, not only to be informed about the launch of the coming album of Shania Twain, but also, to hear the first track and, then, to have access to promotions and so on.

                  So you have to understand that this world of Internet and this world of multi-access portal is really creating tremendous new opportunities in all our businesses from the music to the TV, to the movie side.

                  That's what we intend to develop. This is a starting trend in Europe for one reason -- because there are many, many fields where you are well ahead of us in the states. There is one field where Europe is well ahead of the States. That's the mobile telephony. That's the wireless world. When I'm here, that's a shame for me -- to have to try 10 times to get a call through. This will come back in the States. We are two, three years ahead of the States. Fine. Let's use that.

                  Let's use our wonderful position in Europe through Vizzavi to create the new business models, to create the new services to customers, to create the new ways to distribute your content, and as soon as the U.S. market will be ready, we will be there with the strongest position that you can imagine.

                  So there are dozens of ideas that we can implement together. There are also ideas between your Universal Studios' characters and Universal interactive and Havas interactive games. There are a lot, a lot, of ideas, but I really want you to act -- the way I want you to act is just try to understand, to be in contact with the other teams of the group, and come with new ideas. Come with marketing ideas.

                  This is a combination of innovation. This is a combination of marketing. This is a combination of creating new services. This is a combination of creating and being the first mover into the new age of Internet.

                  We have tremendous capacities. I will, myself, with Edgar, push every single right idea in that field. You will never be disappointed. Any good idea -- we will take it, and we will implement it.

                  MR. BRONFMAN: Just to be in here after the vision, but just so you understand, there is no intention to sort of take out of the Universal Music Group, The Studios Group, or The Recreation Group, the Internet, the internet activities and place them somewhere else.

                  Universal Music is responsible for its internet activities. The Studio is going to be responsible for what it's going to do. We're going to coordinate that. We're going to aggregate that, and we have -- in terms of the aggregation services, we have partners for you so that you can actually take those ideas and deliver them, but there's no intention here to sort of put the Internet to the side of the businesses. So I hope you understand that.

                  Also, just to say -- and we shouldn't get into too much organizational discussion because I don't think we know for sure all that we should know, but just, also, so you know, because this is such a PC-centric world that we're used to, when we talk about Vizzavi, remember that PCs, really, outside the U.S. are really not heavily penetrated at all. That's true in Europe.

                  Vizzavi has a footprint of 80, soon 100 million -- this time next year, 100 million customers.

Today AOL has four million customers in Europe, just to give you a sense of the size and the proportion of the wireless world versus the wired world outside of the U.S.

                  MR. BORGIA: Thanks. Lestor, back to you.

                  MR. YANO: Will Barry Diller play a greater role in the new company?

                  MR. MESSIER: I will begin to answer that question when you see what Barry is doing within the USA Networks. In all the electronic side of it, he is just doing a great job. I've seen that, from day one, Vivendi Universal will be able to offer to you at USA Works further opportunities of development and further opportunities of development in Europe, especially.

                  On top of that, the relationships between Seagram and USA Networks are clear. There is a contract. It's transmitted, as it stands, to Vivendi Universal. We will use all the rights that we have in these contracts with one single idea on top of that -- is that when you have a good project which is able to create and to add value to what you are doing, there is always one way to structure it efficiently between the two companies.

                  But, yes, I have more than great respect to Barry and to his ability to develop his business and to create value, and I am very supportive of people who are able to create value for their company and their shareholders.

                  MR. LESCURE: I'd like to add just one point. As you can imagine, we are already at Canal+ all over Europe. We are covering 11 countries. We have something like four million homes equipped with interactivity -- interactive TV, TV set, and setup box. So for the kind of activities Barry has developed in your country in terms of commerce through the TV, I think we will be really interested, and he will be very interested to export the concept and the format he has so well developed here.

                  MR. BRONFMAN: Okay. Why don't you give a sense of how many transactions a month that you do with your digital customers in France alone, for instance, just to give people a sense.

                  MR. LESCURE: You watch, Edgar. Every month we are making through our setup box, our digital setup box, and all the customers we have all over Europe equipped with our digital setup box -- we are making 2.5 million operation transactions through the TV every month. So it works.

                  MR. BORGIA: Yes. It's well developed.
                  Okay. Kirk, go back to you.

                  MR. TRUTNER: As a value-driven company, what is our moral obligation to provide entertainment that is not offensive? One of the Universal Music Group's current acts has caused a great deal of controversy. Will we continue to distribute such acts as Eminem?

                  MR. BRONFMAN: Doug, why don't you answer that?

                  MR. MORRIS: There's a slippery slope between deciding whether something deserves censorship, or does the artist have creative freedom? No one has really been able to traverse that slope, including the Supreme Court.

                  So what we have done is we have formed a committee that has both men and women on it, people of different ages, people of different ethnic backgrounds, and whenever there's a controversial album, we submit it to this committee. They give us back their opinions.

                  On many occasions, we get the artist to change the part they find objectionable, and on several occasions, we actually have not put the album out.

                  Now, you have to remember that we put out more than 5,000 albums a year, and the ones that contain explicit language or are controversial -- they are all stickered. So people really do know what they are buying. So we're going to continue on this present policy, and I think it works very well.

                  MR. BORGIA: Thank you, Doug.

                  We're going to have just two more questions from the panel so we can move along. Ouida and, then, Bonita. Ouida, you're up.

                  MS. ROBINSON: How will the merger and Vivendi's involvement with Vodafone affect globalese initiatives into wireless market for music delivery?

                  MR. MESSIER: You will be pleased to do it because you --

                  MR. BRONFMAN: I think the global delivery of music in a digital format is gigantically enhanced by Vivendi Universal's or Vivendi's joint venture with Vodafone, which gives it access to -- if there are ten million SFR consumers and 24 million -- let's just say 15. So 25 million Vivendi consumers, then, there's 55 to 65 Vodafone customers. So that footprint is dramatic.

                  I think that however we organize the digital distribution of music -- and that may be different places to places because, obviously, in Europe, it's wireless. In the U.S., it's going to be wired. I think, globally, in the entire digital distribution of music, it is enormously enhanced by, frankly, the platforms that exist that allow us to do that.

                  Before, before this announcement, digital distribution of music was something where there were other gatekeepers, whether you're at Farm Club or whether you're at one of the labels or wherever you are, you've got to then go to someone to create access for you, to create opportunity for you, whether it's technology or audience reach or something else.

                  Here there's a built-in technology platform that can be accessed and grown and adopted and adapted -- sorry -- as well as a built-in footprint, and we can, frankly, use that footprint to have more access in other places where we don't have such a strong footprint because there is no music company in the world, including that of the one or two that may be owned by AOL Time Warner, that aren't going to want access to the footprint that we have in Europe.

                  And you know that old joke about "Not so fast." They have a footprint here, and we, obviously, want access to it as well, and while there's a lot of talk about open access in the AT&T arrangements and in the AOL Time Warner arrangements, there's a difference between open access and equal access. We're interested, obviously, in equal access, as I think they might be with our footprint in Europe.

                  MR. MESSIER: We have lots of underground ideas there. One that we have already explained in Europe is that we can use in the coming years, as soon as the combination is completed -- when Universal Music is selling, each share in Europe accrues in number, in fact, its share in Europe, but today close to 300 million CDs.

                  We can at about no cost -- use each of these CDs, as at the same time the free interconnection to get access on your PC to the artist web site or to Vizzavi or to most of them. That's that kind of idea that we will develop together.

                  When I am hearing a lot of fears in the music industry or outside our world, all business is saying, you know, that people like NAPSTER are going to destroy the music business. That's exactly the reverse.

                  When we are looking to the piracy question, obviously, you have to deal with the legal situation. We are in a very strong situation there. You have to deal with the technology problems. We are also in a very strong position there, but don't forget one thing.

                  We are here to be offensive. We are here to be offensive vis-a-vis one single goal. What does the customer want? And if you take the NAPSTER proposal, NAPSTER is just delivering to us, to each of us, the no constance care service, not reliable with a low-quality MP3FILE.

                  What can we expect to deliver to the customer? We can expect to deliver him much better quality, fine, real customer care, reliable networks, and on top of that, not only giving to the customer, not only selling to the customer the music, but the services around. Services around it means photographs. It means deliveries. It means the production notes. It means added value like access to the ticketing for the next tour of the artist, links with the artist's web site.

                  We have a lot of things to learn to build and to reinvent in the music business, and not only -- I'm not looking at music and Internet as a fear. I'm looking at music and Internet like really music was born for the Internet, and that's a tremendous opportunity to develop our business, and we will be strongly committed to that.

                  MR. LESCURE: And it will be, Jean-Marie, the same thing, of course -- we are talking music, but it will be the same approach in talking about the video and Canal+ because we have subscribers. We are, deeply and strongly, technologically legally involved since the beginning of Canal in the protection of copyright. So it's our concern, too, and we have a department working on that basis already.

                  MR. BRONFMAN: Thank you.

                  MR. BORGIA: Our final question from the panel is from Bonita.

                  MS. CHAN: With the announcement that corporate headquarters for Vivendi Universal will be in New York and Paris, what is the anticipated effect on the corporate function in Los Angeles?

                  MR. MESSIER: Okay. As I told, this is not a merger, a combination whose success is going to be based on cost savings and on loss of jobs. What we have is to build. We will have some purchase economies. We will have some IT savings. We will have some logistic savings.

                  Obviously, when we spoke about the corporate headquarters, first of all, it's much too early to give any precise indications. The basic message that we wanted to say and to send is, Don't look at Vivendi Universal as a French company with U.S. subsidiaries. That's not the way the group is going to be managed. The message that we wanted to send is, basically, This is a global company which is going to be managed on a global basis, which means that, even if on a legal basis, Paris will be the headquarters of the Vivendi Universal, we will need a strong organization in the States.

                  And just to give you an example of the way we are reacting within Vivendi and, tomorrow morning, Vivendi Universal, when we acquired last year in Torrance not very far from here Sundance of 12 -- the interactive games company with 6,000 people working in the gamings and the educational software studios, we had, obviously, an interactive subsidiary headquartered in Paris.

                  Now, on a worldwide basis, this business is headquartered in Torrance just because that's the right place to headquarter and to manage the studios on the gaming side and to manage that business.

                  So I just want to convey that's my intimate conviction -- is that going forward, when you will look to Vivendi Universal, you will find some businesses headquartered in Paris. You will find some businesses headquartered in the States. There is no reason, for example, to move the Universal Music Group headquartered from where they are now because they are well located and at the place where you need to be.

                  That's the same for the studios, and we will have at any time this approach. We want not to create a global French group. We want to create a global group, period.

                  MR. BORGIA: Thank you. On behalf of all the employees, I would just like to thank Lestor and Ouida and Bonita and Kirk and Kevin for your good work today and for your weekend spent here, going over that.

                  This would be a great time to stand up and stretch and give your colleagues a standing ovation as they leave the stage.

         MR. MESSIER: When you are organizing a show, there is always a period of time where you need to have the chairs out of the stage and so on. So I've been kindly asked to find something for a few minutes between the two parts of the question-and-answer session.

         So I've decided just to show you -- that's on the basis MAP was the code name of Vizzavi. It was a code name for multi-access portal. MAP, by the way, was a very good brand name, but it's very difficult to have it as a free brand name. That's the reason why we switched to Vizzavi because Vizzavi is someone who is going to help me in the Internet universe.

         I just want to show you what MAP -- what this Vizzavi is about by taking a few examples of the services which are already offered. I will tell you when -- that's only future -- which are already offered in Europe, and I will start with MAP Traffic.

         Let's imagine that Stacey Snider -- you are Stacey at home in your morning. You want to know how to get to your office very fast because you are a little bit in a hurry. Okay? So just look to your TV set, and you will get the information of what's the best way today to get to the office.

                 (Video presentation)

         MR. MESSIER: So that's good. In Europe, that's based on the traffic information which are updated every 15 minutes. That's, obviously, Stacey, knowing the way that you have to take this morning is fine, but then you are in your car. So you just need to have this information. That's the obvious strategy of this multi-access portal. This information that you found on your TV set -- you want to have it available in your car. In your car, you may have a car screen, but you may have to use just either your mobile phone or your PDAs, and as you are in your car, there is something very important. That's voice recognition. Not to look every time to a screen, but to hear the indications relating to the screen, and as it is a multi-access portal to portal, you get access to your mail, but at the same time, while you are in your car, all your mail is just better. So, Stacey, you are now in your car.

                 (Video presentation)

         MR. MESSIER: Okay. And now, what's the next step? Finally, Stacey, you are in the office at the right time, and you just went through all your mail. You realize that you missed organizing the lunch place for one client.

         So you arrive in the office, and you do at that time -- after the TV, after the PDAs on your PC screen, you do the rest of your work.

                 (Video presentation)

                 MR. MESSIER:  Two additional points there.

         The first one -- something that none of the AOL or Yahoo are able to provide. That's when I'm using my mobile phone. I want to get very localized service.

         If I'm going out and I want to see GLADIATOR, I do not want to get on my screen the list of the theaters of the town. I want to know which one is the closest. I want to be able to book my seat, and I want to get a map on my screen to know how to get there. Only the mobile operator is able to do that, and that's the core strength of Vizzavi.

         And the last comment is that the video mail -- that's down the road 18 months. This is the only part which is not available today. That's the third generation. It will start in Europe, basically, August 2001 in Spain, and you need for that -- in fact, PDAs or mobile phones with a very small web camera.

         I'm not going to go over every one, but perhaps two last. The first one, I have to tell you that, obviously, I am sorry for presenting it to you. This has been organized to explain MAP at the time where the deal with the combination with Seagram was not known, where we didn't want to see the analysts thinking that it may happen. So you are going to hear -- that will be the only time of the day -- non-Universal Music Group music.

         I can tell you that if you call already by phone, Vivendi, you will hear that as a music, we have made the best of Universal Music Group of one hour. So anytime of the day you call to Vivendi, you will get different music. Let's see that.

         It will show you another point, multi-access portal. You will see a young boy playing games on the TV screen with a small pig, which credits Vizzavi to what's Vizzavi. You will see a young girl choosing music for her brother's birthday on the mobile and, then, through MAP, through Vizzavi, downloading it directly on the TV screen at home. That's what Vizzavi is about. That's why multi-access portal is just much better than only the usage of the PC.

         (Video presentation)

         MR. MESSIER: That's a smiling family just the day of the birthday. That's not every day, but you see all the ideas that we can suggest to people through this Vizzavi approach. I will end up with a very last one. We will go back, for example, to Canal+ sports, right. Today on the mobile, you can get live scores, but just imagine when you are out of your home, the day of a great match. Let's imagine what it will be if you can just have a look to the goals on either your mobile or PDA screen.

         (Video presentation)

         MR. MESSIER: Okay. That's what Vizzavi is about. Don't you think that you will like it?

         MR. BORGIA: We're now going to start the interactive portion of the meeting. As you may have guessed, we are running a little bit behind, but we're going to take questions from the floor, from New York, from our satellite locations, and we have some coming in on the web.

         We will promise you this. If we don't get to your questions, we will answer them. We will answer them individually. We will answer them over Pathways or over VOX, or somehow we'll get to you.

         Now, what we're going to try to do here -- as you came in today, there were little cards and pencils. We'd ask you to write your questions down and then proceed to one of the microphones. I'll call on you. Please identify yourself and then go for it. Our first question is from the amphitheater. Please.

         THE AUDIENCE: Hi. My name is Terry Kwan. I'm in the television and networks group, and it's a two-part question. The first one is: What we've seen of

Vizzavi so far seems to be focused internationally, and the first part of the question is: What are the plans for rolling it out, target towards the U.S. and English language?

         And the second part of the question is: We have a lot of incumbent players, such as Yahoo, as you know, and AOL are making movements, also, in the wireless front as well. How do you intend to compete with them on that level?

         MR. MESSIER: Very quickly, obviously, Vizzavi will be developed in, as of today, in 15 different European countries and, obviously, in each country in the native language. It doesn't work if it is not English in U.K.; Spanish, in Spain, and so on. So that's local language for everywhere.

         I do hope that we will be able to go back to the States very soon. In order to develop this multi-access portal strategy, you just need to have an efficient global, national network and coverage in the States. The partnership that we have with Vodafone AirTouch -- that's the same here in the States with Verizon -- will definitely help to develop this Vizzavi, this multi-access portal approach, in the States. Maybe that will happen before two, three years, but obviously, we have a global vision there.

         I've been told about AOL and Yahoo being interested in going to the multi-access approach, and I have heard even Bill Gates saying now is the right time to go out of the PC environment to go to the wireless and TV environment.

         That's very fine, but there are two things that you have to remember. The first one is that in order to deliver to the customer these very localized services that we just looked at a few moments ago, you need to be a mobile operator.

         If you are not a mobile operator, you don't know where I am standing. You cannot send me the most accurate, the most localized information that I am looking to, which means that you may be the strongest brand around the world -- and Yahoo and AOL are obvious strong brands.

         If you are not a mobile operator by yourself or strongly backed by a mobile operator, you cannot just deliver these very localized services. That's where the strengths of having in the same group the wireless approach, the wireless strategy, and these portal strategy makes a lot of sense, and the last comment on your question is just look to the numbers.

         Vizzavi has a global reach as of today of 80 million customers/subscribers in Europe. By summertime

2001, based on organic growth, that's going to be 100 million. In front of that, AOL has four million PC-only subscribers in Europe. That's where our competitive edge is lying. We start with the largest footprint that you can even dream of, and we start directly from the multi-access approach, including the wireless world, not on a PC centric. If we are good, if we are dedicated to our job, Vizzavi starts with two major competitive agents, even against all the AOL or Yahoos of this world.

         MR. BORGIA: That's great. Thank you. Our next question is from New York. New York, go ahead.

         THE AUDIENCE: Good afternoon, from New York. This is Ron Martin. Here is a question submitted by one of my colleagues gathered here on Seventh Avenue.

         Is there a plan to build or purchase a telecommunications infrastructure in the United States?

         MR. MESSIER: The answer is -- let's be simple -- no. We have with Edgar, with Pierre, with Doug, with Ron, with Phillipe that you saw on the videos.

         We have enough on our plate. You saw on the videos, we have enough on our plate. We have a lot of things to achieve together. Let's work to that. Let's work to the implementation of this wonderful project. We will find at the right time in the States the agreements and the commercial agreements with the telecommunication operators to have Vizzavi available.

         We have already this partnership with Vodafone AirTouch, which will help us a lot, but let's put it that way. Let's make a success from Vivendi Universal. Don't expect any major further move acquisitions on our side for some time.

         MR. BORGIA: Thank you. Our next question has come in through the Internet, and I'm going to read it here.

         "Will there be opportunities for other positions across the Vivendi companies?

         MR. MESSIER: I am welcoming the idea. If the one who sent the question can confirm that he or she is interested in, more than welcome. We have within Vivendi a web site on which every proposal, every opportunity of jobs within the group which are available. I do think that you have something quite similar, John, and that we will have to just merge them.

         I do think that's one of the interests of such a combination -- is to offer people opportunities of careers in the group. That is to say, if you want, at some point of your career, to change a business, to change a country, you need to be able to do it. The more flexibility, the more fluidity we will have between our teams, the more efficient the integration will go. So more than welcome.

         MR. BORGIA: I'm going to actually add to that. Ken Kahrs and I met last week with Jean Francois Colende and Phillipe Germond, who are the HR heads of Vivendi and Canal+, and we're going to have job posting around the world across the company. So you can look forward to that.

         Our next question is from the Amphitheatre, please.

         THE AUDIENCE: Hi. My name is Vivi. With roughly 80 percent of Universal Television business in Europe, it's difficult to imagine that the current Universal Television and Networks division will stay the same. Will some sales activities be eliminated for the sake of efficiencies, and what are your initial plans for the television and networks group?

         MR. LESCURE: I think you are not surprised if I answer you that we have absolutely no plan to change anything today. What we have in mind is that with 11 countries where we are delivering television premium channels in terms of Pay TV all over Europe, with five digital platforms where we are distributing, among others, 13 channels, which is a very huge success in Europe and one of the brands which has the best perception by our digital subscribers all over Europe, I think, after a while, when we will have started to work together with your television companies, I think we will talk about maximizing and developing the things, not cutting them.

         MR. BRONFMAN: I think one of the hidden benefits to this merger -- we talk a lot about music. We talk a lot about movies. All those things get the headlines, but in fact, Blair and his team have launched eight channels now in Europe. We have 27 million subscribers watching Universal channels or joint ventures around the world.

         The opportunity to make those channels, those eight European channels more profitable more quickly as a result of aligning it with the distribution platform is tremendous, and frankly, we have the opportunity, thanks to the work that Blair and his team have done, joining with the work that Pierre and his team have done to create an equivalent, not a cable network system because it's not cable. It's satellite-delivered, but a network business in Europe which can be more profitable much more quickly and create enormous value for shareholders. It's not something that we focus on a lot, and certainly, the press don't, but there's a real opportunity for the combined company.

         MR. BORGIA: Our next question is from

Orlando. Orlando you're on the line. Go ahead, please.

         THE AUDIENCE: Thank you. Hello from Universal Orlando. Our question is:
Vivendi has stated that the acquisition of Universal Music and film is part of an Internet strategy. Do you see theme parks as being strategic assets? If so, how specifically? If not, what is the intended plan?

         MR. MESSIER: That kind of question -- let's always be very clear. The answer is yes. Theme parks are always strategic and are core to Vivendi Universal. That's good business. You are tremendously efficient at this business. That's a very profitable business on top of everything else and increasingly profitable business, and on top of that, I think that on one hand theme parks are so much linked with Universal Studios, with the views of all the old characters, of all the image. I never forget that the theme parks -- that dozens of visitors who are spending there one day, two days, one week, who are in contact during all their trip, and all theme parks and your theme parks who are in contact with our brands, with our characters -- that's just great assets.

         That's a core asset, and I may ask that within the team of Vivendi Universal, if Eric Licoys was here, Eric would tell you that he has launched in France -- created, developed, managed a theme park, a very Franco French theme park based on Asterix, which is, now after now, after Disney, the second largest in France, and that he just loves this business of theme parks. So, yes, don't be afraid of that. The answer is very clear -- that's a long-term answer. Theme parks are core to Vivendi Universal.

         MR. BORGIA: Orlando, thank you for that question. You have a smiling Tom Williams in the front row here in California and deservedly so, deservedly so. Our next question is from the Amphitheatre up top there.

         MR. MESSIER: I will have the pleasure in a few weeks from now -- all the kids of my family who don't know yet the park here to be there.

         THE AUDIENCE: Good morning. I'm John Grantham, and I work with the Wild West Stunt Show here at the park. So we are very excited with your last answer to a question, but in regard to the open U.S. markets with our content in Europe -- obviously, that's very important -- will there be a reciprocal approach to opening the European markets to the U.S., and if so, as a home satellite subscriber, will Vivendi Universal look into acquiring one of the current U.S. satellite companies, or will there be a need to launch our own system?

         MR. MESSIER: I'm going to answer one more time to this question. Frankly, you can always imagine more, and your question -- when you are speaking of acquiring a satellite TV company, I do think that the list is not very long. There are not many of them.

         I do think that for us that's the highest priority -- is to implement the combination between us. We have already so many things to do and to imagine together so many ways of building commercial agreements in different fields. Let's just wait. Let's just implement that before thinking of any further move.

         We will start as the number two worldwide communication group. We can even defeat AOL Time Warner without having to make further acquisitions. I do strongly believe that.

         MR. BORGIA: Okay. Thank you. Our next question is from north of the border in Toronto. Toronto, you're on the line.

         THE AUDIENCE: (A few French words spoken) As you can see, everybody in Canada speaks French. I do have a question for you, but first of all, I'm standing in a roomful of people who just wanted to let you know how excited everybody is about this new venture.

(Applause from the audience.)

         MR. BORGIA: There you go.

         THE AUDIENCE: Given that Canada's
population is 30 percent French speaking and that there's a considerable amount of interest in French language product, can we expect that we will get Canal+ productions distributed in Canada?

         MR. LESCURE: If you are needing the puppets' production, you saw this morning we can deliver it very quickly, but as you know, we have a lot of exchange in terms of TV productions already, and during the life of Canal, we had a lot of change with Canadians speaking English or French speaking Canadian, but it's on our mind, of course, to develop more and more with you, and especially with you, the change and the separation of products coming from Canada or coming from France.

         From a general point of view and so you are adding something to what Jean-Marie just delivered to you a few minutes ago, I am totally on the same line, of course, than Jean-Marie and Edgar. During those months of talks, we did not see many lapses. We saw so many additions, so many complementaries between our businesses -- in terms of business, in terms of geographic, in terms of techniques, and even in terms of timing.

         So we have so much to do together. Wherever you were and what could be your business today, we have so many things to build, to add, and to maximize. So the question you ask is, perhaps, one of the simplest to solve, but when we were talking about acquiring another satellite in the U.S., we have so many things to do. It's so exciting. Let's achieve it.

         MR. BORGIA: Pierre, thank you. Our next question is from Egg Harbor.

         THE AUDIENCE: Hello and bonjour. This is Karen Mitchell from Spencer Gifts in Egg Harbor Township, New Jersey, and our question is: In Mr. Bronfman's e-mail to all employees, he stated that non-core businesses would be spinned
(sic) off. Is Spencer Gifts a non-core business?

         MR. BRONFMAN: I was referring, actually, to the Spirits and Wine business, and also, talking in terms of the Vivendi Universal combination to the environment business, which is actually going to be completing its IPO this week. So those are the two businesses to which I was referring.

         Actually, as you can imagine, Spencer Gifts is a business which in some ways doesn't naturally fit into the entertainment business, and we took a hard look at Spencer Gifts to try to make a determination as Seagram management whether or not it was a core business, and frankly, because the management there is so good, because it gives us the opportunity to interface directly with customers at retail, because it's a great source of information, and because we believe that as an on-line business, it has a great opportunity to grow, in addition to its organic growth, both in Canada and now internationally, as well as the U.S., it is a core business for Universal. We do intend to hold onto it, and we look forward to having Spencer Gifts as part of the Vivendi Universal family for many years to come.

         MR. BORGIA: We're going to try to go to the three-minute drill now to try to get as many questions as we can in before we close. We have one on the web that just came in, and it says, "Please, clarify the working relationship between Studio Canal and Universal Studios."

         MR. MESSIER: I'm not surprised about your question, as you can imagine, especially after the announcement made by Michael Ovitz two days ago, but I'd like to start from the beginning. We have already very good, important, and positive relation between Universal Studio and the Studio Canal. We are working together on working titles.

         We cofinance together, and we are so happy on U571, and I think, Stacey, the studio did it well in Europe, distributing the movie and commercializing the movie, first. Secondly, I think it's a very good chance for a group like Vivendi Universal to have a lot of


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friends and to have, too, so different studios, one which is not at the level of
Universal Studios, but which is dedicated to Europe and will work and will make so many good developments in Europe and which has a lot of cooperation, cofinancement operations, limited, but precise and personalized, with some American independents, and we have Universal Studios.

         When we are talking about distribution, of course, we will have a lot of maximization and cooperation. It was last week because I am looking to Vincent Limon, who was running the Studio Canal. Two days ago, he renewed his contract with Miramax and our big friend, Harry Weinstein, asked, So, now, you are an exclusive UIP, and Vincent said, No, no. You will have the choice, but for some of you, with movies you will be very happy with an enormous pipeline of UIPs.

         Sometimes you will be more happy with the little pipeline we have all over our 11 or more than 11 countries for distribution for Studio Canal in Europe. So I think, step by step, the cooperation through the dialogue will be, as Edgar said at the beginning of this meeting, one plus one will deliver more than two.

         About two days ago, to be absolutely frank with you, the deal was closed before our announcement. One is knowing very well Mike Ovitz. It has been a


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miracle that during 10 days he did not say anything because we had in mind it could be confused to announce at that same moment the deal Studio Canal made with EPG, one of the subsidiaries of Mike Ovitz AMG, and our major announcement.

         So during 10 days, he did not say anything. We, Vincent and Mike, convinced him to don't talk about numbers. You know Michael talked about numbers, and he did not deliver the right ones. Our investment of Studio Canal in the deal with Mike Ovitz will be less than one third of what it announced in a period of three years. So we are not talking about the biggest deal west of the Colorado River.

         MR. BORGIA: We're going to take two more questions, and our next question is from here in the Amphitheater.

         THE AUDIENCE: Good afternoon. My name is Maria. I work in the home video division. Following Seagram's acquisition, the company went through a period of reengineering, using outside consultants.

         Do you anticipate engaging outside consultants to reorganize, restructure, or promote efficiencies, and if so, which companies?

                 MR. BORGIA:  Here's the question.

                 MR. MESSIER:  Did you say when, how much,


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and for how long? I don't know if in your question it was positive or negative.

         MR. BRONFMAN: Just so you know, they loved reengineering.

         MR. MESSIER: My answer will stay in one word. I think that all of us, as managers, in our day-to-day job -- we have to reinvent our business every day. I do think that when you are looking at the path of growth, the path of change around us, around the Internet, no other way to do.

         So consultants may be, from time to time, on various specific short basis of help, but we have, you have, as teams in your businesses to take charge by yourselves how to reinvent every day your business. That's the only management's route -- reinvent your business every day.

         MR. LESCURE: As a subsidiary of Vivendi since longer than you, he's saying that, but he's doing that.

         MR. BORGIA: Our final question is from New York. New York, you're on line. Go ahead, please.

         THE AUDIENCE: Yes. The following is another question submitted by a person here at the Equitable Building. When will the regulatory reviews be completed, and when do you anticipate that the


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shareholder votes will be taken?

         MR. MESSIER: The regulatory approvals are all on their way. We do not expect with Edgar any significant difficulty, neither here in the States, neither in Canada, and we do think that the EU regulatory review is just more simple than for all the deals and all the combinations like the AOL Time Warner and my links with Bertelsmann. No. Very simple on the AOL side. We do think that it will go well and quick, even in the businesses where we have overlaps, like movies and TV.

         There is no one single country where the combined company will have more than 15 or 17 percent of the relevant markets which has to be fine with the EU regulator. Obviously, you can always feel a political decision to postpone a little bit, but we do think that we have a chance to go fast track there.

         The earliest that it may lead us, in terms of shareholders' meetings and votes is end of September, beginning of October. If it was not the fast track on the EU side, it will lead us to the end of November, very beginning of December. So that's the timetable.

         As a challenge, we may end up with this combination being the quickest and the fastest of the recent history on the communications business.

         MR. BORGIA: Okay. Thank you all very much


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for participating, especially all you in your satellite locations in Toronto and
Egg Harbor and New York. We appreciate that.

         Before we go to the reel of some upcoming product, on behalf of the 10,000 employees that participated today, I would just like to thank you guys. We appreciate your effort. You've come a long way to be here today. You've had 100 other things you could have done, and you chose to spend it with us.

         We admire you for your openness and courage, and we look forward to your leadership in the future. Thank you very much.

         Okay. Now, we've got a reel of some upcoming product, including some trailers you may be seeing for the first time. Right after that, Jean-Marie and Edgar will be back out. Thank you all.

                 (Video presentation)

         MR. BRONFMAN: Just a few quick closing remarks from JM and myself. In the five years, almost exactly five years, that Seagram has owned Universal, the business has really grown dramatically.

         If you look at those videos and you think about how we reinvented and have an infinitely more valuable television business today, which we didn't have when we started, if you think about the expansion of the


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theme park business, making the commitment to the expansion in Florida and
Japan, and acquiring span, if you think about the turnaround in the motion picture area, a business that, I think, has a great heritage but was weaker than it should have been when we bought it, stayed weaker than it should have been longer than it should have, but under new management finally getting it right with a great team, we have a terrific business ahead of us in creating the number one music company in the world from what was not even close to the number one music company in the world.

         And I guess I'm proud of that, but I just wanted to say thank you. You did it, and I appreciate it. This is a historic day because soon, when we close this merger, these assets go on in a bigger, greater more robust, more exciting, and more defining company for the 21st Century. I'm very, very excited about that.

         I'm very happy to be working with Jean-Marie and everyone else, and I think every transition is difficult, but this is exciting. This is a new, great company, and I'm thrilled to be a part of it and thrilled, most of all, that you are going to be a part of it. Thanks again.

         MR. MESSIER: Frankly, it's very difficult to add anything to the wonderful cast that you have just


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looked at because that's Universal. As Edgar said, that's what you are doing.
That's what you did. That's what you are doing and what you will do.

         I was beginning by telling you a little bit about why I think that Vivendi Universal is going to be an extraordinary company. I told you also that this was an emotional moment for me. I think that I am not a cold fish. You may have heard it in my voice, as right now, that just because I do think that's the business you are in, whatever it is -- the music, the theme park, the movies, all Universal business, all the TV business, all the businesses which are gathered now in Vivendi Universal -- we are not doing ordinary business.

         We are bringing information on one hand, but we are bringing the most important that you can look for in your life that's entertainment and fun. That's just great to be in those businesses, and Edgar told, in his words -- I would also like to add in my words about the same idea. We, both of us -- we have been congratulated hundreds of times over the last few weeks for this combination.

         What I want is to congratulate and to thank you because if we are doing this combination today, that's because Universal is just tremendous, an outstanding content company and that you can be proud of


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what you are doing at Universal.

         So maybe we have been congratulated hundreds of times. You deserve this congratulations. You deserve it, and just thank you for what you have built. Thank you also for what we are just going to build together. I do not consider the meeting of today as anything else that's a two-way welcome. That's in that spirit that I want to build with you, with all of you, this wonderful story that Vivendi Universal is going to be.

         Believe me, we have all the skills. We have all the talent. We have all the creativity to make a tremendous success from Vivendi Universal. I just want you to share with me this enthusiasm. I just want you to share this great vision for the future, and I just want to express my thankfulness for your very warm welcome of today to tell you that you will find me always available with Edgar and all the team just to help you develop the business, just to help you develop the products, all what you are doing, the way you intend to develop it. That's on that basis that we will make a success from Vivendi Universal.

         So let's create Vivendi Universal together. Let's be Vivendi Universal. We are Vivendi Universal and vive Vivendi Universal. Thanks a lot to each of you.

                                   *   *   *


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